SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[March 4, 2004]

Metso Corporation

(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F____X____        Form 40-F________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes___________                No_____X_____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-____________

SIGNATURES

Date   March 4, 2004

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Olli Vaartimo	Harri Luoto
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel
Metso Corporation

Metso Paper streamlines its structure and increases customer and regional orientation

(Helsinki, Finland, February 4, 2004) – Metso Corporation’s (NYSE: MX; HEX: MEO) fiber and paper technology business area Metso Paper streamlines its operating structure. The target is to strengthen the resources in customer relationship management and increase the speed and efficiency of Metso Paper’s and its business lines’ strategy implementation both globally and regionally.

As of April 1, 2004 Metso Paper will be organized into four business lines, which will be responsible for product units as well as the entire life cycle of customers’ processes covering new processes, rebuilds and aftermarket services. The following appointments have been made in the business lines:

  Paper business line, headed by Hannu Mälkiä,
  Board business line, headed by Kari Kalliala, who most recently has worked for Jaakko Pöyry Group. He will start in his new position already on March 8, 2004.
  Tissue business line, headed by Marco Marcheggiani, and
  Fiber business line, headed by Arto Aaltonen.

In addition the following appointments have been made for Metso Paper’s main market areas:

  Asia-Pacific, headed by Kaj Lindroos,
  Europe, headed by Arto Aaltonen,
  North America, headed by Jukka Tiitinen, and
  South America, headed by Hannu Hakamäki.

The Area Presidents will be responsible for the implementation of the strategies of Metso Paper and its business lines within their areas.

Both the Business Line Presidents and the Area Presidents will report to Bertel Karlstedt, President of Metso Paper.

Metso Corporation is a global supplier of process industry machinery and systems, as well as know-how and aftermarket services. The Corporation’s core businesses are fiber and paper technology (Metso Paper), rock and mineral processing (Metso Minerals) and automation and control technology (Metso Automation). In 2003, the net sales of Metso Corporation were EUR 4.3 billion and the personnel totaled approximately 27,400. Metso Corporation is listed on the Helsinki and New York Stock Exchanges.

For further information please contact:
Bertel Karlstedt, President, Metso Paper, tel. +358 204 84 3277
Jorma Eloranta, President and CEO, Metso Corporation, tel. +358 204 84 100

or

Helena Aatinen, Senior Vice President, Corporate Communications, Metso Corporation, tel. +358 20 484 3004
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 617 369 7850.